UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

(Final Amendment)

Natrol, Inc.

(Name of Subject Company (Issuer))

Nutra Acquisition Company, Inc.

and

Plethico Pharmaceuticals Limited

(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share

(Title of Class of Securities)

638789107

(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$62,752,553	$1,927

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $4.40 per share by 14,261,944 shares of common stock issued and outstanding (the number of shares represented by Natrol in the Merger Agreement (as defined herein) to be issued and outstanding as of November 14, 2007). The filing fee was previously paid with the original filing on Schedule TO on November 27, 2007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,972	Filing Party: Nutra Acquisition Company, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 27, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 2/Final Amendment to Tender Offer Statement on Schedule TO (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2007, as amended by Amendment No. 1 thereto filed with the Commission on November 28, 2007 (as so amended, the “Original Schedule TO” and, together with this Amendment, this “Schedule TO”), relating to the offer by Nutra Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and Plethico Pharmaceuticals Limited, a public limited company incorporated under the laws of India (“Plethico”) to purchase all outstanding shares of common stock, $.01 par value per (“Shares”), of Natrol, Inc., a Delaware corporation (“Natrol”), at a price of $4.40 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Plethico. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Original Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs thereto:

The Offer expired at 5:00 p.m., New York City time, on Thursday, December 27, 2007. Following the expiration of the Offer, we accepted for payment, in accordance with the terms of the Offer, all Shares that had been validly tendered and not withdrawn prior to the Expiration Date. We will promptly pay for all such Shares accepted for payment in accordance with the terms of the Offer. The Depositary for the Offer has advised us that, as of the Expiration Date, a total of approximately 13.1 million Shares, representing approximately 92% of the Shares outstanding, had been validly tendered and not withdrawn pursuant to the Offer. The number of tendered Shares does not include 63,245 Shares to be delivered by guaranteed delivery procedures.

On December 28, 2007, Plethico issued a press release announcing that it had completed its acquisition of Natrol, and that Purchaser had accepted for payment approximately 92% of the outstanding Shares of Natrol common stock that had been validly tendered pursuant to Purchaser’s tender offer. Plethico also announced that Purchaser had approved and consummated the short-form merger of Purchaser into Natrol under Delaware law without the vote of or any other action by the other Natrol stockholders. In the merger all outstanding Shares of Natrol common stock were converted into the right to receive $4.40 net per share in cash, without interest thereon and less any required withholding taxes.

On December 27, 2007, Plethico assigned all of its interest in Purchaser to M/s Plethico Global Holdings B.V. (“Plethico Global”). The business address of Plethico Global is Hobbarmastraat 14, 1071 ZB, Amsterdam, The Netherlands. As a result of such assignment, Purchaser became a wholly owned subsidiary of Plethico Global. Plethico Global is organized under the laws of the Netherlands.

A press release announcing the results of the Offer is attached as an exhibit hereto and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit in numerical order:

(a)(1)(J)	Press Release issued by Plethico Pharmaceuticals Limited on December 28, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nutra Acquisition Company, Inc.

By:	/s/ Dr. Manmohan A. Patel
	Name:	Dr. Manmohan A. Patel
	Title:	Treasurer & Secretary

Plethico Pharmaceuticals Limited

By:	/s/ Sanjay Pai
	Name:	Sanjay Pai
	Title:	Chief Finance Officer

Dated: December 28, 2007

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following in numerical order in such Exhibit Index:

Exhibit No.	Document

(a)(1)(J)	Press Release issued by Plethico Pharmaceuticals Limited on December 28, 2007.